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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                              Genesis Direct, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  371935 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 1, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


_____  Rule 13d-1(b)

  x
_____  Rule 13d-1(c

_____  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               SCHEDULE 13G
------------------------                                    -------------------
CUSIP No. 371935 10 7                                        Page 2 of 8 Pages
------------------------                                    -------------------

-------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 Genesis Direct, L.P.
-------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
       3         SEC USE ONLY
-------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
-------------------------------------------------------------------------------
                        5  SOLE VOTING POWER
   NUMBER OF
                           0
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY           6  SHARED VOTING POWER

   OWNED BY                0
                   ------------------------------------------------------------
     EACH               7  SOLE DISPOSITIVE POWER

   REPORTING               0
                   ------------------------------------------------------------
    PERSON              8  SHARED DISPOSITIVE POWER

     WITH                  0
-------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 0
-------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*      [ ]
-------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 0%
-------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON*

                 PN
-------------------------------------------------------------------------------

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                               SCHEDULE 13G
------------------------                                    -------------------
CUSIP No. 371935 10 7                                        Page 3 of 8 Pages
------------------------                                    -------------------

-------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 Genesis Direct Management L.L.C.
-------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
       3         SEC USE ONLY
-------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
-------------------------------------------------------------------------------
                        5  SOLE VOTING POWER
   NUMBER OF
                           34,627
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY           6  SHARED VOTING POWER

   OWNED BY                0
                   ------------------------------------------------------------
     EACH               7  SOLE DISPOSITIVE POWER

   REPORTING               34,627
                   ------------------------------------------------------------
    PERSON              8  SHARED DISPOSITIVE POWER

     WITH                  0
-------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 34,627
-------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*      [ ]
-------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 0.1%
-------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON*

                 CO (limited liability company)
-------------------------------------------------------------------------------

                               SCHEDULE 13G
------------------------                                    -------------------
CUSIP No. 371935 10 7                                        Page 4 of 8 Pages
------------------------                                    -------------------

-------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 Warren Struhl
-------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
       3         SEC USE ONLY
-------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
                        5  SOLE VOTING POWER
   NUMBER OF
                           1,094,225
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY           6  SHARED VOTING POWER

   OWNED BY                13,182
                   ------------------------------------------------------------
     EACH               7  SOLE DISPOSITIVE POWER

   REPORTING               1,094,225
                   ------------------------------------------------------------
    PERSON              8  SHARED DISPOSITIVE POWER

     WITH                  13,182
-------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,107,407
-------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*      [ ]
-------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 3.4%
-------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON*

                 IN
-------------------------------------------------------------------------------

Schedule 13G

    Item 1.

        (a)  Name of Issuer:

             Genesis Direct, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

             100 Plaza Drive

             Secaucus, New Jersey  07094


    Item 2.

        (a)  Names of Persons Filing:

             Genesis Direct, L.P. ("GDLP")

             Genesis Direct Management L.L.C. ("GD Management")

             Warren Struhl

        (b)  Address of Principal Business Office or, if none, Residence:

             c/o Genesis Direct, Inc.

             100 Plaza Drive

             Secaucus, New Jersey  07094

        (c)  Citizenship:

             GDLP is a limited partnership formed under the laws of Delaware.

             GD Management is a limited liability company formed under the laws of Delaware.  Warren Struhl is a citizen of the United States.

        (d)  Title of Class of Securities:

             Common Stock, par value $0.01 per share

        (e)  CUSIP Number:

             371935 10 7

    Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        Not applicable.

        If this statement is filed pursuant to Rule 13d-1(c), check this
        box   X .
             ----

    Item 4.  Ownership.

        (a)  Amount Beneficially Owned:

             On February 1, 1999, GDLP distributed all of the shares of Common Stock of Genesis Direct, Inc. beneficially owned by it to its partners, including GD Management, the general partner and a limited partner of GDLP. GD Management simultaneously distributed substantially all shares of Common Stock held by it to its members, including Warren Struhl and a partnership established for the benefit of Warren Struhl's family ("WSFP"). Upon completion of these distributions, GDLP beneficially owns no shares of Common Stock and GD Management beneficially owns 34,627 shares of Common Stock (or 0.1% of the outstanding shares of Common Stock as of such date).

             On various dates between February 10, 1999 and February 18, 1999, WSFP purchased an aggregate of 100,000 shares of Common Stock on the open market.

             As a result of the transactions described above, as of February 19, 1999, Warren Struhl may be deemed to be the beneficial owner of an aggregate of 1,107,407 shares of Common Stock (or 3.4% of the outstanding shares of Common Stock as of such date) which includes:
             (a)  390,294 shares of Common Stock owned directly by Mr. Struhl;
             (b) 137,500 shares issuable upon exercise of stock options exercisable within the next sixty (60) days; (c) 566,432 shares of Common Stock owned directly by WSFP; and (d) 13,182 shares of Common Stock owned by GD Management.

             Warren Struhl is the managing partner of WSFP and Warren Struhl and
             WSFP are two of the voting members of GD Management.    By virtue
             of such positions, Warren Struhl may be deemed to beneficially own the shares of Common Stock directly owned by WSFP and certain of the shares directly owned by GD Management. Warren Struhl disclaims beneficial ownership of all of the shares directly owned by WSFP and of 7,011 of the shares directly owned by GD Management which are beneficially owned by WSFP.

             In prior reports, Mr. Struhl reported beneficial ownership of certain shares over which Mr. Struhl had voting power but which were economically owned by other partners of GDLP and other members of GDM. As described above, such shares have been distributed by GDM and GDLP to the partners and members thereof in accordance with their respective economic interests. Accordingly, although the beneficial ownership of Mr. Struhl in shares of Common Stock has decreased as a result of such distributions, his economic interest in shares of Common Stock has not decreased.

             On February 18, 1999, in connection with debt financing provided to the Issuer, Warren Struhl was granted a warrant entitling him to purchase an additional 225,000 shares of Common Stock of Genesis Direct, Inc. at an exercise price of $9.31 per share on or after August 18, 1999. If this warrant were exercisable on the date hereof, Warren Struhl would be the beneficial owner of 1,332,407 shares of Common Stock, or 4.1% of the shares of Common Stock deemed to be issued and outstanding for purposes of the calculation.

        (b)  Percent of Class:

             As of the date hereof, GDLP, GD Management and Warren Struhl may be deemed to beneficially own 0%, 0.1% and 3.4%, respectively, of the outstanding shares of Common Stock.

        (c)  Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote:

                  GDLP:             0
                  GD Management:    34,627
                  Warren Struhl:    1,094,225

             (ii) Shared power to vote or to direct the vote:

                  GDLP:             0
                  GD Management:    0
                  Warren Struhl:    13,182

            (iii) Sole power to dispose or to direct the disposition of:

                  GDLP:             0
                  GD Management:    34,627
                  Warren Struhl:    1,094,225

             (iv) Shared power to dispose or to direct the disposition of:

                  GDLP:             0
                  GD Management:    0
                  Warren Struhl:    13,182

     Item 5.  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: X .
                       ---

     Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

     Item 8.  Identification and Classification of Members of the Group.

        Not Applicable.

     Item 9.  Notice of Dissolution of the Group.

        Not Applicable.

     Item 10.  Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date:  February 25, 1999

                              GENESIS DIRECT, L.P.
                              By: Genesis Direct Management L.L.C.


                              By: /s/ Warren Struhl
                                  -------------------------
                                  Name:  Warren Struhl
                                  Title: Member


                              GENESIS DIRECT MANAGEMENT L.L.C.


                              By: /s/ Warren Struhl
                                  --------------------------
                                  Name:  Warren Struhl
                                  Title: Member


                                    /s/ Warren Struhl
                              ------------------------------
                                      WARREN STRUHL